                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(a)

                        (AMENDMENT NO. 7 TO SCHEDULE 13D)

                    Under the Securities Exchange Act of 1934

                                BRITESMILE, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                  461909 20 2
                                 (CUSIP Number)


                              CRAIGH LEONARD, ESQ.
                             RICHARDS & O'NEIL, LLP
                                885 THIRD AVENUE
                          NEW YORK, NEW YORK 10022-4873
                                (212) 207-1200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JUNE 16, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                                  SCHEDULE 13D

CUSIP NO. 461909 20 2

(1)      Name of reporting persons...................    LCO INVESTMENTS LIMITED
         S.S. or I.R.S. identification Nos. of above
         persons.....................................

(2)      Check the appropriate box if a member of a      (a) |X|
         group (see instructions)....................    (b) |_|

(3)      SEC use only................................

(4)      Source of funds (see instructions)..........    WC
                                                         OO
(5)      Check if disclosure of legal proceedings is
         required pursuant to items 2(d) or 2(e).....    |_|

(6)      Citizenship or place of organization........    GUERNSEY, CHANNEL ISLANDS

Number of shares beneficially owned by each reporting person with:

(7)      Sole voting power...........................    12,316,538 (which includes 1,173,334 shares subject to
                                                         purchase within 60 days upon the exercise of certain
                                                         options)

(8)      Shared voting power.........................    None

(9)      Sole dispositive power......................    12,316,538 (which includes 1,173,334 shares subject to
                                                         purchase within 60 days upon the exercise of certain
                                                         options)

(10)     Shared dispositive power....................    None

(11)     Aggregate amount beneficially owned by each
         reporting person............................    12,316,538 (which includes 1,173,334 shares subject to
                                                         purchase within 60 days upon the exercise of certain
                                                         options)

(12)     Check if the aggregate amount in Row
         (11) excludes certain shares (see
         instructions)...............................    |_|


(13)     Percent of class represented by amount in
         Row (11)....................................    63.0%

(14)     Type of reporting person (see instructions).    CO


                                  SCHEDULE 13D

CUSIP NO. 461909 20 2

(1)      Name of reporting persons...................      THE ERSE TRUST
         S.S. or I.R.S. identification Nos. of above
         persons.....................................

(2)      Check the appropriate box if a member of a        (a) |X|
         group (see instructions)....................      (b) |_|

(3)      SEC use only................................

(4)      Source of funds (see instructions)..........      Not applicable

(5)      Check if disclosure of legal proceedings is
         required pursuant to items 2(d) or 2(e).....      |_|

(6)      Citizenship or place of organization........      GUERNSEY, CHANNEL ISLANDS

Number of shares beneficially owned by each reporting person with:

(7)      Sole voting power...........................      None

(8)      Shared voting power.........................      None

(9)      Sole dispositive power......................      None

(10)     Shared dispositive power....................      None

(11)     Aggregate amount beneficially owned by each
         reporting person............................      12,316,538 (which includes 1,173,334 shares subject to
                                                           purchase within 60 days upon the exercise of certain
                                                           options)

(12)     Check if the aggregate amount in Row (11)
         excludes certain shares (see instructions)..      |_|

(13)     Percent of class represented by amount in
         Row (11)....................................      63.0%

(14)     Type of reporting person (see instructions)       OO(Trust)


The inclusion of The ERSE Trust in this Statement shall not be construed as an admission that such party is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.

                                  SCHEDULE 13D

CUSIP NO. 461909 20 2

(1)      Name of reporting persons...................      CAP ADVISERS LIMITED
         S.S. or I.R.S. identification Nos. of above
         persons.....................................

(2)      Check the appropriate box if a member of a        (a) |X|
         group (see instructions)....................      (b) |_|

(3)      SEC use only................................

(4)      Source of funds (see instructions)..........      Not Applicable

(5)      Check if disclosure of legal proceedings is
         required pursuant to items 2(d) or 2(e).....      |_|

(6)      Citizenship or place of organization........      UNITED KINGDOM

Number of shares beneficially owned by each reporting person with:

(7)      Sole voting power...........................      None

(8)      Shared voting power.........................      185,000

(9)      Sole dispositive power......................      None

(10)     Shared dispositive power....................      185,000

(11)     Aggregate amount beneficially owned by each
         reporting person............................      12,501,538 (which includes 1,173,334 shares subject to
                                                           purchase within 60 days upon the exercise of certain
                                                           options)

(12)     Check if the aggregate amount in Row (11)
         excludes certain shares (see instructions)..      |_|

(13)     Percent of class represented by amount in
         Row (11)....................................      64.0%

(14)     Type of reporting person (see instructions)       CO


The inclusion of CAP Advisers Limited in this Statement shall not be construed as an admission that such party is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.

                                  SCHEDULE 13D

CUSIP NO. 461909 20 2

(1)      Name of reporting persons...................      ANTHONY M. PILARO
         S.S. or I.R.S. identification Nos. of above
         persons.....................................

(2)      Check the appropriate box if a member of a        (a) |X|
         group (see instructions)....................      (b) |_|

(3)      SEC use only................................

(4)      Source of funds (see instructions)..........      Not Applicable

(5)      Check if disclosure of legal proceedings is
         required pursuant to items 2(d) or 2(e).....      |_|

(6)      Citizenship or place of organization........      IRELAND

Number of shares beneficially owned by each reporting person with:

(7)      Sole voting power...........................      None

(8)      Shared voting power.........................      None

(9)      Sole dispositive power......................      None

(10)     Shared dispositive power....................      None

(11)     Aggregate amount beneficially owned by each
         reporting person............................      12,501,538 (which includes 1,173,334 shares subject to
                                                           purchase within 60 days upon the exercise of certain
                                                           options)
(12)     Check if the aggregate amount in Row (11)
         excludes certain shares (see instructions)..      |_|

(13)     Percent of class represented by amount in
         Row (11)....................................      64.0%

(14)     Type of reporting person (see instructions)       IN


The inclusion of Anthony M. Pilaro in this Statement shall not be construed as an admission that such person is, for purposes of Section 13(d) of the Securities Exchange Act o 1934, the beneficial owner of any securities covered by this Statement.

                          BRITESMILE, INC. SCHEDULE 13D
                                 AMENDMENT NO. 7


NOTE: This Amendment No. 7 amends a Statement on Schedule 13D filed on April 11, 1996 by LCO Investments Limited and others, as amended by an Amendment No. 1 filed on December 6, 1996, by an Amendment No. 2 filed on May 23, 1997, by an Amendment No. 3 filed on September 24, 1997, by an Amendment No. 4 filed on December 1, 1997, by an Amendment No. 5, filed on May 11, 1998 and by an Amendment No. 6 filed on December 15, 1998. This Amendment No. 7 is filed on behalf of LCO Investments Limited ("LCO INVESTMENTS"), The ERSE Trust, CAP Advisers Limited and Anthony M. Pilaro.

         This Amendment No. 7 is being filed to reflect the acquisition by LCO Investments of 218,655 shares of common stock, par value $0.001 per share of BriteSmile, Inc. ("COMMON STOCK"), on June 16, 1999 and certain dispositions of Common Stock by LCO Investments. There has been no change in the information set forth in response to Item 1, 2 , 5(d) or 5(e) of the Schedule 13D. Accordingly, those Items are omitted from this Amendment No. 7.

         The inclusion of The ERSE Trust, CAP Advisers Limited and Anthony M. Pilaro shall not be construed as an admission that such parties are, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owners of any securities covered by this Statement.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is amended to add the following:

         Using its own capital funds, LCO Investments purchased 218,655 shares of Common Stock on June 16, 1999 for $2,520,000.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is amended to delete any reference to Brian Delaney who has resigned as a member of the Company's Board. The second sentence of the last paragraph of Item 4 is amended to change the percentage referred to therein from "69%" to "63%".

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Items 5(a) and 5(b) are amended in their entirety to read as follows:

         (a) As of the date hereof, LCO Investments directly holds and beneficially owns 12,316,538 shares of Common Stock, which constitutes approximately 63% of the 19,528,488 shares of Common Stock which are believed to be the total number of shares of Common Stock outstanding on the date hereof (which includes 1,173,334 shares subject to purchase within 60 days upon the exercise by LCO Investments of certain options). LCO Investments is the direct beneficial owner of such shares. ERSE Trust (as the 100% owner of

LCO Investments), CAP Advisers (as the sole trustee of ERSE Trust), and Mr. Pilaro (as the Chairman of CAP Advisers) are listed as beneficial owners of such shares for purposes of this Item 5, but do not hold any shares or options directly. The inclusion of ERSE Trust, CAP Advisers and Mr. Pilaro, however, shall not be construed as an admission that such parties are the beneficial owners of such shares. Pursuant to the Trefz Consulting Agreement described in
Item 6, Mr. Trefz had an option to acquire 50,000 shares of Common Stock from CAP Advisers or an affiliate. This option has been terminated by Mr. Trefz and CAP Advisers.

         As of the date hereof, CAP Advisers is a co-trustee of three trusts which hold in the aggregate 185,000 shares of Common Stock. CAP Advisers as co-trustee shares voting power of and dispositive power over these shares with its co-trustee, the Bank of Nova Scotia, but neither of such trustees has any pecuniary interest in these shares. The beneficiaries of these trusts are individuals who are not related to Mr. Pilaro and who do not have any beneficial interest in ERSE Trust, LCO Investments or CAP Advisers. These 185,000 shares of Common Stock as to which CAP Advisers shares voting and dispositive power together with the 12,316,538 shares which may be attributed to CAP Advisers as discussed above constitute approximately 64% of the 19,528,488 shares of Common Stock which are believed to be the total number of shares of Common stock outstanding on the date hereof (which includes 1,173,334 shares subject to purchase within 60 days upon the exercise by LCO Investments of certain options). The inclusion of CAP Advisers shall not be construed as an admission that it is the owner of such shares.

         (b) The voting and dispositive power of each person listed in Item 5(a) is set forth in the following table. CAP Advisers (Dublin Branch) is the sole trustee of ERSE Trust, which wholly-owns LCO Investments. Mr. Pilaro is the Chairman of CAP Advisers. CAP Advisers, ERSE Trust and Mr. Pilaro are listed because of such relationships, although neither ERSE Trust nor Mr. Pilaro has a contractual or legal right to vote or dispose of any shares of Common Stock listed below. The inclusion of CAP Advisers, ERSE Trust and Mr. Pilaro should not be construed as in admission that any of such parties is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement which are owned by LCO or by the trusts of which CAP Advisers is co-trustee.


Name                  Sole Vote      Shared Vote    Sole Disposition   Shared Disposition
----                  ---------      -----------    ----------------   ------------------
LCO Investments       12,316,538          0            12,316,538              0
CAP Advisers          12,316,538       185,000         12,316,538           185,000
ERSE Trust            12,316,538          0            12,316,538              0
Anthony M. Pilaro     12,316,538          0            12,316,538              0


The 12,316,538 shares of Common Stock listed in the above table for which LCO Investments, CAP Advisers, ERSE Trust and Anthony M. Pilaro have sole voting power and sole dispositive power includes 1,173,334 shares subject to purchase within 60 days upon the exercise by LCO Investments of certain options.

         Item 5(c) is amended to add the following paragraphs:

         On June 16, 1999 LCO Investments acquired 218,655 shares of Common Stock for the aggregate purchase price of $2,520,000 or approximately $11.53 per share. These shares of Common Stock were acquired from the Company pursuant to a purchase agreement dated June 16, 1999 between the Company and LCO Investments.

         Pursuant to an Agreement made on or about January 21, 1999 which was consummated June 2, 1999, LCO Investments sold 500,000 shares at $1.075 per share, to Mr. John Reed in a private placement. Pursuant to an Agreement consummated on or about April 19, 1999 LCO Investments sold 200,000 shares at $1.075 per share to Mr. Paul Dawson in a private placement. On January 1, 1999 LCO Investments transferred 175,000 shares of Common Stock without consideration to trusts of which CAP Advisers and The Bank of Nova Scotia are trustees. On June 16, 1999 LCO Investments transferred 10,000 shares of Common Stock without consideration to a different trust of which CAP Advisers and The Bank of Nova Scotia are trustees. The beneficiaries of these trusts are individuals who are not related to Mr. Pilaro and who do not have any beneficial interest in ERSE Trust, LCO Investments or CAP Advisers.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is amended to add the following paragraphs:

         Effective June 4, 1999 the Company issued and sold in a private placement 1,355,555 shares (the "NEW SHARES") of Common Stock for aggregate proceeds of $15,000,000. 351,512 of the New Shares were sold to a group of up to 18 members of senior management of the Company, including directors and executive officers (the "MANAGEMENT PURCHASERS") for an aggregate consideration of $3,880,000 (the "MANAGEMENT PURCHASERS PURCHASE Price").

         CAP Advisers provided financing for the Management Purchasers in the full amount of the Management Purchasers Purchase Price. Terms of the promissory notes signed by Management Purchasers in favor of CAP Advisers provided for full recourse, interest free loans due in five years from the date of closing.

         The terms of the private placement are set forth in full in the forms of Stock Purchase Agreement, Registration Rights Agreement and Amended and Restated Registration Rights Agreement, which are filed as exhibits to the Company's report on Form 8-K filed with the Securities and Exchange Commission on June 21, 1999.

         Pursuant to an agreement, dated May 4, 1998, between the Company and LCO Investments (the "1998 PURCHASE AGREEMENT"), LCO Investments has the right to designate two Directors of the Company (each, an "LCO DIRECTOR"). Mr. Pilaro is the only person presently serving as an LCO Director. The 1998 Purchase Agreement provides that, in the event of the death, disability, legal incapacity, resignation or removal of an LCO Director, LCO Investments shall have the exclusive right to designate a successor nominee for election as a Director, so long as LCO Investments, or an affiliate or person controlled by or under common control with LCO Investments, is the beneficial owner of at least 5% of the Common Stock of the Company. In determining the beneficial ownership of LCO Investments for such purpose, the shares of Common Stock issuable upon the exercise of the options purchased by LCO Investments under the 1996 and 1997 Purchase Agreements shall be deemed to be issued and outstanding.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         EXHIBIT E which was previously filed, is the Power of Attorney and Authorizing Agreement appointing Craigh Leonard as Attorney-in-Fact and authorizing him to sign the Schedule 13D and all amendments thereto.

         EXHIBIT Y which appears on page 11 of this Amendment No. 7 is the Joint Filing Agreement among LCO Investments Limited, the ERSE Trust, CAP Advisers Limited and Anthony M. Pilaro, dated June 30, 1999.

         EXHIBIT Z which appears on page 12 of this Amendment No. 7 is the form of Promissory Note between the Management Purchasers and CAP Advisers.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Dated:  June 30, 1999

                                 LCO INVESTMENTS LIMITED


                                 By /s/ Craigh Leonard
                                    --------------------------------
                                    Craigh Leonard, Attorney-in-Fact


                                 THE ERSE TRUST


                                 By /s/ Craigh Leonard
                                    --------------------------------
                                    Craigh Leonard, Attorney-in-Fact


                                 CAP ADVISERS LIMITED


                                 By /s/ Craigh Leonard
                                    --------------------------------
                                    Craigh Leonard, Attorney-in-Fact


                                 /s/ Craigh Leonard
                                 -----------------------------------
                                 Anthony M. Pilaro, by Craigh Leonard,
                                 Attorney-in-Fact

                                                                       EXHIBIT Y

                          JOINT FILING AGREEMENT AMONG
                    LCO INVESTMENTS LIMITED, THE ERSE TRUST,
                   CAP ADVISERS LIMITED AND ANTHONY M. PILARO


         AGREEMENT, dated as of June 30, 1999, among LCO Investments Limited, The ERSE Trust, CAP Advisers Limited and Anthony M. Pilaro.

                              W I T N E S S E T H:

         WHEREAS, in accordance with Rule 13d-l(f) under the Securities and Exchange Act of 1934 (the "ACT"), only one Statement and any amendments thereto need be filed whenever two or more persons are required to file such a Statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such Statement or any amendments thereto is filed on behalf of them.

         NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

         LCO Investments Limited, The ERSE Trust, CAP Advisers Limited and Anthony M. Pilaro do hereby agree, in accordance with Rule 13d-l(f) under the Act, to file an Amendment No. 7 to Schedule 13D and any additional amendments that may be required relating to their ownership of the Common Stock of BriteSmile, Inc., and do hereby further agree that said Amendments shall be filed on behalf of each of them.

                                 LCO INVESTMENTS LIMITED

                                 By /s/ Craigh Leonard
                                    --------------------------------
                                    Craigh Leonard, Attorney-in-Fact

                                 THE ERSE TRUST


                                 By /s/ Craigh Leonard
                                    --------------------------------
                                    Craigh Leonard, Attorney-in-Fact


                                 CAP ADVISERS LIMITED


                                 By /s/ Craigh Leonard
                                    --------------------------------
                                    Craigh Leonard, Attorney-in-Fact


                                 /s/ Craigh Leonard
                                 -----------------------------------
                                 ANTHONY M. PILARO,
                                 BY CRAIGH LEONARD, ATTORNEY-IN-FACT

                                                                       EXHIBIT Z

             NON-TRANSFERABLE FULL RECOURSE SECURED PROMISSORY NOTE


U.S. $250,000                                               LESTER, PENNSYLVANIA
                                                                    JUNE 3, 1999


         FOR VALUE RECEIVED, the undersigned (the "DEBTOR"), promises to pay to the order of CAP Advisers Limited, a United Kingdom company (the "LENDER"), the principal sum of Two Hundred Fifty Thousand Dollars ($250,000) in lawful currency of the United States on or before June 3, 2004 (the "MATURITY DATE"), without interest. The debtor may prepay amounts due under this Promissory Note, or any portion thereof, at any time, without premium or penalty.

         The Debtor agrees as follows:

         1. The Debtor represents and warrants to the Lender that this Promissory Note has been duly executed and delivered by the Debtor and constitutes the legal, valid and binding obligation of the Debtor, enforceable against the Debtor in accordance with its terms. The Debtor further represents and warrants that it will not sell, assign, transfer, encumber, hypothecate or otherwise dispose of the Collateral (as hereinafter defined), or any interest therein, nor contract to do so, without the written consent of the Lender, nor will it take any action with respect to the Collateral which is inconsistent with the provisions or the purpose of this Promissory Note or which would adversely affect the rights of the Lender hereunder; provided, however, that the Debtor may, with the written consent of the Lender, which may be withheld for any reason or no reason, substitute as Collateral assets of a similar nature having an equal or greater value to that of the Collateral.

         2. If any of the following events of default shall occur (the "EVENTS OF DEFAULT"), the entire unpaid balance of this Promissory Note shall become immediately due and payable: (i) the Debtor shall fail to pay when due the principal of this Promissory Note (whether at maturity, by acceleration or otherwise); or (ii) any representation or warranty made by Debtor in this Promissory Note shall prove to have been incorrect when made and such error shall have a material adverse affect on the Debtor's obligations under this Promissory Note.

         3. Presentation and surrender of this Promissory Note shall be made only upon payment of the principal amount of this Promissory Note. Payment of the principal amount on the Maturity Date (or any other date prior to the Maturity Date on which the Debtor pays any principal amount due hereunder) shall be made by check or wire transfer of immediately available funds to an account designated by the Lender two business days prior tot he Maturity Date (or such other date). In the event that the Maturity Date is not a business day, the Maturity Date shall be the first following day that is a business day.

         4. Debtor hereby pledges, assigns and grants a first priority security interest to the Lender in all of the following as security for the due and punctual payment of this Promissory Note and the performance of all of Debtor's obligations hereunder: (i) 22,831 shares of Common Stock, par value $.001 per share (the "COMMON Stock"), of BriteSmile, Inc., a Utah corporation (the "COMPANY"), which are evidenced by certificate number _____, together with a stock power duly executed in blank by Debtor for such certificate (the "PLEDGED SHARES"); and (ii) all securities and stock powers delivered to the Lender in substitution for or in addition to any of the foregoing, all certificates and instruments representing or evidencing such securities, and all stock and other non-cash dividends, distributed in respect of or in exchange for any or all thereof; and in the event Debtor receives any such property, Debtor will immediately deliver it to the Lender to be held hereunder. The foregoing being referred to as the "COLLATERAL". Debtor hereby authorizes the Lender to give instructions to the Company with respect to the registration of and delivery of the Pledged Shares to or for the benefit of the Lender and agrees that the Company may rely on all such instructions. Until the Lender shall make other arrangements and notify the Debtor thereof, the Pledged Shares and all other Collateral shall be held by the Bank of Nova Scotia, as nominee for the Lender.

         5. Debtor hereby authorizes the Lender to disburse to the Company, upon the closing of the purchase of the Pledged Shares by the Debtor on or about June 4, 1999, the principal amount of this Promissory Note in accordance with the instructions of the Company.

         6. So long as no Event of Default has occurred and is continuing hereunder and subject to compliance with the representations and warranties hereof, Debtor shall be entitled to exercise, or permit others to exercise, any voting powers incident to the Pledged Shares. Upon the occurrence and continuation of an Event of Default hereunder, Debtor's right to exercise, or permit others to exercise, such voting rights shall immediately cease and terminate.

         7. If any Event of Default hereunder shall have occurred and be continuing, the Lender may exercise any and all rights of collection, conversion or exchange, and any and all other rights, privileges, options or powers of a secured party pertaining or relating to the Collateral under the laws of the State of New York, as may from time to time be in effect (the Debtor hereby irrevocably appointing the Lender its proxy and attorney-in-fact with full power of substitution so to do) including, without limitation, the right to transfer or cause the transfer of the ownership of all or any part of the Collateral to its own name and record such transfer on the books of the Lender, although the Lender shall not have any duty to exercise any such rights, privileges, options or powers or to sell or to otherwise realized upon any of the collateral or to preserve the same, and the Lender shall not be responsible for any failure to do so or delay in so doing. The Lender shall not be bound to exhaust its recourse or to take any action against the Debtor or others or on any Collateral the Lender may hold before being entitled to exercise its rights hereunder, but it may make such demands an take such actions as it deems advisable.

         8. In the event the holder of this Promissory Note takes any action to enforce or collect this Promissory Note, the Debtor agrees to pay the costs thereof including, without limitation, reasonable attorneys' fees, including any on appeal, and whether or not suit is instituted.

         9. No delay or failure on the part of the Lender in exercising any right, power or privilege hereunder shall operate as a waiver thereof.

         10. This Promissory Note may not be amended, modified, waived, discharged, terminated, transferred or assigned nor may any of the Collateral be released except by an instrument in writing duly signed by the Lender.

         11. This Promissory Note shall be construed and enforced in accordance with the laws of the State of New York applicable to contracts to be performed wholly within such state.



                                    Signature:
                                              ----------------------------------

                                    Name:
                                         ---------------------------------------


Agreed:

CAP ADVISERS LIMITED



By
   ------------------------------------
   Name:
   Title: